Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities on The Nasdaq Stock Market filed pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 13d-17 thereunder.

Exact name of issuer as specified in charter:
      Electronics, Missiles & Communications, Inc.

Address of principal executive offices:
      PO Box 68/Susquehanna St. Extension
      White Haven, PA 18661

Issuer's telephone number (including area code):
      (717) 443-9575

I.   Change in number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.    Title of Security
2.    Number of shares outstanding before the change
3.    Number of shares outstanding after the change
4.    Effective date of change
5.    Method change
(Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction:

II.  Change in Name of Issuer
1.    Name prior to change
            Electronics, Missiles & Communications, Inc.
2.    Name after change
            EMCEE Broadcast Products, Inc.
3.    Effective date of charter amendment changing name
            September 13, 1995
4.    Date of shareholder approval of change, if required
            August 29, 1995


9/19/95                       /s/ James L. DeStefano
                              JAMES L. DESTEFANO
                              President/CEO



                                State Of Delaware

                        Office of the Secretary of State


I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ELECTRONICS, MISSILES & COMMUNICATIONS, INC.", CHANGING ITS NAME FROM "ELECTRONICS, MISSILES & COMMUNICATIONS, INC." TO "EMCEE BROADCAST PRODUCTS, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF SEPTEMBER, A.D. 1995, AT 12 O'CLOCK P.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.



                                    Edward J. Freel, Secretary of State


0552228   8100                         AUTHENTICATION:         7638450
950207675                              DATE:                   09-13-95



                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION

                  Electronics. Missiles & Communications, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY certify:

                  FIRST: that at a meeting of the Board of Directors of Electronics, Missiles & Communications. Inc., resolutions were duly adopted setting forth a proposal amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof the resolution sending forth the proposed amendment is as follows:

                  "RESOLVED THAT, a formal name change of the company to EMCEE BROADCAST PRODUCTS, INC. be submitted to the shareholders for approval on the 1995 Proxy Statement. Upon such approval by the company's shareholders, the officers of the company are hereby authorized to immediately and formally change the name of the company from Electronics, Missiles & Communications. Inc. to EMCEE Broadcast Products, Inc."

                  Said resolution will, therefore, cause the Certificate of Incorporation of said corporation to be amended by changing the FIRST Article thereof so that, as amended, said Article shall be and read as follows:

                  "The name of the corporation is EMCEE BROADCAST PRODUCTS, INC."

                  SECOND: that, thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares required by statute were voted in favor of the amendment.

                  THIRD: that said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by James L. DeStefano, its President/CEO, this 6th day of September, 1995.

                 ELECTRONICS, MISSILES & COMMUNICATIONS, INC.
                                  P.O. Box 68
                     White Haven, Pennsylvania 18661-0068

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON
                                AUGUST 29, 1995

TO THE STOCKHOLDERS:
The Annual Meeting of Stockholders of ELECTRONICS, MISSILES & COMMUNICATIONS, INC. will be held at the Pocono Ramada Inn, Route 940, White Haven, Carbon County, Pennsylvania, on August 29, 1995 at 10:00 A.M., E.D.S.T., for the purpose of considering and acting upon the following:

      1.  The election of a Board of Directors;

      2. The approval of a proposed amendment to the Company's Certificate of Incorporation to change the name of the Company to EMCEE Broadcast Products, Inc.;

      3. The ratification of the appointment of Kronick Kalada Berdy & Co. as independent auditors to audit the financial statements of the Company for fiscal year 1996; and

      4. Such other business as may properly come before the Annual Meeting, or any adjournment thereof.

       The Board of Directors has fixed the close of business on July 3, 1995, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting.


                                                        BY ORDER OF THE BOARD
                                                        OF DIRECTORS



                                                        Martin D.  Cohn,
                                                        Secretary

White Haven, Pennsylvania
July 29, 1995


                              YOUR VOTE IS IMPORTANT
THE BOARD OF DIRECTORS CONSIDERS THE VOTE OF EACH STOCKHOLDER TO BE IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES HELD. YOU ARE URGED TO DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED AT THE ANNUAL MEETING. THE GIVING OF YOUR PROXY DOES NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IN THE EVENT YOU ATTEND THE ANNUAL MEETING.


                                 PROXY STATEMENT
This Proxy Statement is furnished to stockholders in connection with the solicitation of proxies by the Board of Directors of Electronics, Missiles & Communications, Inc. (the "COMPANY"), for use at the Annual Meeting of Stock-holders of the Company to be held on August 29, 1995, or at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and in this Proxy Statement. It is intended that this Proxy Statement and the enclosed proxy will be first sent to stockholders on or about July 28, 1995.


Proxies in the accompanying form, which are duly executed and returned pursuant to this solicitation, will be voted at the Annual Meeting and, where a choice is specified, will be voted in accordance with the specification made. Any stockholder who gives a proxy has the power to revoke it by notice to the Secretary at any time before it is exercised. A later dated proxy will revoke an earlier proxy, and stockholders who attend the Annual Meeting may, if they wish, vote in person even though they may have submitted a proxy, in which event the proxy will be deemed to have been revoked.

The Company will pay all expenses connected with this solicitation of proxies. In addition to solicitations by mail, officers, directors and regular employees of the Company may, without additional compensation, solicit proxies on behalf of the Company in person or by telephone. The Company also expects to reimburse its transfer agent, Harris Trust and Savings Bank, for its reasonable out-of-pocket expenses in forwarding proxy materials to stockholders.


In addition, the Company has engaged Proxy Services, Inc. ("PROXY SERVICES") to assist in the solicitation of proxies. Proxy Services has advised the Company that its services will include forwarding proxy materials to brokers, banks and other institutions and, thereafter, contacting them by telephone to assure that such proxy materials have been received. Proxy Services' aggregate fee of $1,000 for these services and its out-of-pocket expenses will be paid by the Company.


The Company has only one class of capital stock, which is common stock ("COMPANY STOCK"). Only stockholders of record at the close of business on July 3, 1995, are entitled to vote at the Annual Meeting. On that date, there were 4,331,422 shares of Company Stock issued and outstanding, with an additional 3,221 shares held as treasury stock. Stockholders are entitled to one vote for each share of Company Stock held on all matters to be considered and acted upon at the Annual Meeting and do not have cumulative voting rights in the election of directors.


The Annual Report to Stockholders for fiscal year ended March 31, 1995, which includes audited, consolidated financial statements, is being mailed herewith to all stockholders of record as of the close of business on July 3, 1995. The Board urges every stockholder to carefully review the Annual Report to Stock-holders and this Proxy Statement.


                          BENEFICIAL OWNERSHIP OF STOCK
Under the proxy rules of the Securities and Exchange Commission (the "SEC"), a person who directly or indirectly has or shares voting power and/or investment power with respect to a security is considered as a beneficial owner of the security. Voting power includes the power to vote or direct the voting of shares , and investment power includes the power to dispose of or direct the disposi-tion of shares.

                                    MANAGEMENT
The following table provides information, as of July 3, 1995, on the beneficial ownership of Company Stock held by all directors and the President/CEO (by naming them), and by all directors and executive officers as a group (without naming them), as reported by each such person.


                                        AMOUNT AND NATURE
NAME OF                                 OF BENEFICIAL              PERCENTAGE
BENEFICIAL OWNER                        OWNERSHIP                  OF CLASS

James L. DeStefano                      52,843 (1) (2)             1.2%
Joe B. Hassoun                          10,902 (1) (2)             less than 1%
Michael J. Leib                         -0-                        -0-
Evagelia R. Rogiokos                    120,836 (3)                2.8%
Leonard S Teven                         25,577 (1)                 less than 1%
All directors and executive
officers as a group                     258,483 (1)                6.0%

            (1) Includes shares which may be acquired within 60 days upon the exercise of outstanding stock options granted under the Company's 1985 and 1988 Stock Option Plan: Mr. DeStefano, 6,667 shares; Mr. Hassoun, 3,791 shares; Mr. Teven, 3,791 shares; and all directors and executive officers as a group, 35,205 shares.

            (2)  Includes shares registered jointly with spouse.


            (3) Includes 510 shares held in 6 custodial accounts, although Mrs. Rogiokos disclaims beneficial ownership of these shares, and 39,715 shares held in the name of the Estate of Mrs. Rogiokos' late husband, Rigas Rogiokos, over which she has voting and investment power.

OTHER BENEFICIAL OWNERS
            The following table provides information, as of July 3, 1995, on the beneficial ownership of more than five percent of Company Stock held by persons who are not directors or executive officers:


                                               AMOUNT AND NATURE
NAME AND ADDRESS OF                            OF BENEFICIAL         PERCENTAGE
BENEFICIAL OWNERSHIP                           OWNERSHIP             OF CLASS

Cellular Financial Services, Inc.              233,600               5.4% (2)
P.O. Box 2688
Crossville, TN 38557(1)

Estate of Shirley Chalmers                     752,443 (4)           17.4%
clo Burton T. Witt, Esquire
Suite 3900
One North LaSalle Street
Chicago, IL 60602(3)

            (1) Information obtained from a Schedule 13D filed with the SEC on November 13,1991. According to the Schedule 13D, Cellular Financial Services, Inc. has sole voting and dispositive power with respect to these shares.

            (2)   5.5% as of November 13, 1991.

            (3) The Company has been advised by independent legal counsel, based on information provided by the Executor of Miss Chalmers' Estate, Burton
T. Witt, that following probate Mr. Witt will have sole voting power over the Company Stock held by the Estate and will have shared investment power with Martin D. Cohn, Secretary of the Company, with respect to such Company Stock.

            (4) Includes 6,611 shares which may be acquired by the personal representative within 60 days upon exercise of outstanding stock options granted under the Company's 1998 Stock Option Plan.


                              ELECTION OF DIRECTORS
NOMINEES
The following information concerns nominees to the Board of Directors. Unless authority to so vote is withheld, it is intended that proxies solicited hereby will be voted for the election of the five nominees named in the table below. Those elected will serve until the next Annual Meeting of Stockholders and until their successors are elected and qualify.

                                                POSITIONS/OFFICES WITH COMPANY;
                                                BUSINESS EXPERIENCE; OTHER
NOMINEE                    DIRECTOR SINCE       DIRECTORSHIPS; AND AGE

James L. DeStefano         1992                 President/CEO of the Company
                                                since June, 1992; Vice
                                                President of Comark
                                                Communications, Inc. (high
                                                power TV broadcast equipment
                                                manufacturer) from prior to
                                                1990 to June, 1992;  Age 50.

Joe B. Hassoun             1991                 Independent computer consultant
                                                since prior to 1990; Since
                                                April, 1995, President of
                                                Infotronic Systems, Inc.
                                                (computer consulting company
                                                and developer of computer
                                                software applications); Age 37.

Michael J. Leib            1995                 Chief Executive Officer of
                                                Weatherly Casting and Machine
                                                Company (foundry and
                                                manufacturer of mining and
                                                power generation related
                                                equipment) since prior to 1990;
                                                Director of First Federal
                                                Savings & Loan Association
                                                of Hazleton and Vibra-Tech
                                                Engineers,Inc.; Age 46.

Evagelia R. Rogiokos       1992                 Private investor since prior to
                                                1990;  Age 54.

Leonard S Teven            1985                 President of Target
                                                Communications, Inc.
                                                (advertising company)since
                                                prior to 1990; Age 59.

All of the nominees to be elected at the Annual Meeting are currently directors of the Company and, with the exception of Mr. Leib, were elected by vote of the stockholders. In accordance with the Company's by-laws, Mr. Leib was elected a director by the Board of Directors on June 2, 1995. Shirley Chalmers, a director of the Company since 1969, died on June 1, 1995, while a member of the Board of Directors.

The Company's by-laws provide for a minimum of three and a maximum of ten directors. Proxies cannot be voted for a greater number of persons than those nominated. In the event any nominee would become unable to serve as a director, the persons named in the proxy will vote for such substitute nominee, if any, which the Board of Directors may designate.

VOTE REQUIRED
Only affirmative votes are counted in the election of directors. The five nominees for election as directors at the Annual Meeting who receive the great-est number of votes cast for the election of directors by the holders of Company Stock present in person or represented by proxy and entitled to vote at the Annual Meeting, a quorum being present, will be elected as directors.

      The Board of Directors recommends that you vote "FOR" the five nominees.

BOARD MEETINGS; COMPENSATION OF DIRECTORS
During fiscal year 1995, the Board of Directors met four times. Each director attended all of those meetings, as well as all of the meetings held by each standing committee described below on which he or she served during the periods in which he or she served.

Each member of the Board of Directors, with the exception of the President/CEO, was entitled to and received $2,500 for each Board Meeting attended during fiscal year 1995. The Company also pays all travel, accommodation and related expenses which are incurred by Board members in attending Board meetings. There is no additional compensation paid to Board members when they sit as members of a standing committee.

Members of the Board of Directors are also eligible to participate in and receive stock options under the Company's 1988 Stock Option Plan. Stock options under the 1988 Stock Option Plan are also available to officers and certain other employees of the Company, as were stock options under the Company's 1985 Stock Option Plan through June 2, 1995, and are granted under the provisions of the Plan in the discretion of the Board of Directors.

BOARD COMMITTEES
The Board of Directors has established three standing committees, namely, the Audit Committee, the Compensation Committee, and the Nominating Committee. Each committee meets at least once a year. During fiscal year 1995, the Nominating Committee and the Compensation Committee met once, and the Audit Committee met three times.

Leonard S. Teven (Chairman), Evagelia Rogiokos and Joe B. Hassoun are the members of the Audit Committee. Prior to her death, Shirley Chalmers was also a member of the Audit Committee. The Audit Committee's function includes, but is not limited to, reviewing the scope of the audit program to assure that audit coverage and controls are satisfactory, and reviewing the Company's financial statements with representatives of the independent auditors.

The Compensation Committee (Chairperson: Miss Chalmers, prior to her death) consists of the entire Board of Directors, except that the President/CEO of the Company (if a Board member) may not serve or vote on matters regarding his compensation. The Compensation Committee determines the compensation for all officers.

The Nominating Committee (Chairman: Mr. Hassoun) consists of the entire Board of Directors. The Nominating Committee is responsible for nominating persons to serve on the Board of Directors of the Company and considers nominees for Board membership recommended by stockholders if made in the manner and within the period of time required below for the submission of stockholder proposals. The Nominating Committee is empowered to determine the type of supporting infor-mation and data required to be submitted with any nomination.


                       IDENTIFICATION OF EXECUTIVE OFFICERS
As of July 3, 1995, the following individuals served as executive officers of the Company. All such officers, subject to the provisions of the by-laws of the Company, serve one year terms of office and are elected by the Board of Directors at a meeting thereof held immediately following the Annual Meeting of Stockholders.

                                   POSITIONS/OFFICES WITH COMPANY; BUSINESS NAME EXPERIENCE; AND AGE

Martin D. Cohn                     Secretary of the Company and attorney at
                                   law since prior to 1990; Director and
                                   Secretary of Vibra-Tech Engineers, Inc.;
                                   Chairman of the Board of Blue Cross of
                                   Northeastern Pennsylvania; Age 69.

James L. DeStefano                 See nominee table on Page 4.

Allan J. Harding                   Vice President-Finance of the Company since
                                   1992; Controller of the Company, 1991-1992;
                                   Controller of Stroud's, Inc. (consumer
                                   retail business) from prior to 1990 to
                                   1991; Age 59.

Kay E. Krull                       Vice President-Corporate Communications of
                                   the Company since June, 1994. Assistant
                                   Secretary of the Company since 1971; Age 42.

Robert G. Nash                     Vice President/Director of Engineering of
                                   the Company since 1985; Age 48.

John Saul                          Vice President/Director of Systems
                                   Engineering of the Company since 1985; Age 53
Perry Spooner                      Vice President-International Sales of the
                                   Company since June, 1995; Vice
                                   President/Director of International Systems
                                   Engineering of the Company from 1985 to
                                   1995; Age 53.

COMPENSATION OF EXECUTIVE OFFICERS
The following table sets forth information concerning the annual, long term and other compensation of the person holding the position of President/CEO of the Company as of the end of fiscal year 1995, for services rendered in all capacities to the Company for fiscal years 1993, 1994 and 1995. Information is not required as to the compensation of the Company's next four highest paid executive officers because the total salary and bonus earned by each such executive officer during fiscal year 1995 did not exceed $100,000.

                            SUMMARY COMPENSATION TABLE
                       Annual Compensation       Long-Term Compensation

                                                 Awards               Payouts

                                         Other
Name                                     annual  Restricted                   All other
and                                      compen- Stock                LTIP    compen-
Principal       Fiscal    Salary  Bonus  sation  Award(s)  Options    Payouts sation
Position        Year       ($)     ($)    ($)     ($)        (#)       ($)      ($)

James L. DeStefano,
President/CEO   1995  $118,031   $25,000   -       -       20,000(1)    -     $10,273(2)
                1994  $107,956   $ 5,000   -       -          -         -     $11,262(2)
                1993  $ 76,654(3)   -      -       -          -         -        -

(1) Represents the number of shares for which a stock option was granted in June, 1994, under the Company's 1988 Stock Option Plan. No stock appreciation rights (SARs) were granted in conjunction with this stock option.

(2) Represents amounts paid by the Company for hospitalization and dental coverage ($3,463 in fy 1993; $4,616 in fy 1994; and $3,627 in fy 1995),
life insurance premiums ($396 in fy 1993 and $594 in fy' s 1994 and 1995), and lease payments for Company vehicle utilized ($4,725 in fy 1993 and $6,052 in fy's 1994 and 1995).

(3)   Mr. DeStefano commenced employment with the Company on June 29, 1992.

(4) Represents the number of shares for which a stock option was granted in December, 1992, under the Company's 1988 Stock Option Plan. No SARs were granted in conjunction with this stock option.

STOCK OPTIONS
The following table sets forth, as to the person named in the Summary Compensation Table above, additional information with respect to stock options granted during fiscal year 1995. There are no SARs available with these stock options.

                    OPTION GRANTS IN FISCAL YEAR 1995 (1)
                              INDIVIDUAL GRANTS

                                   PERCENT OF
                                   TOTAL OPTIONS
                                   GRANTED TO
                                   EMPLOYEES IN    EXERCISE OR
                   OPTIONS                         BASE PRICE     EXPIRATION
NAME               GRANTED (#)     FISCAL YEAR     ($/SHARE)      DATE

James L. DeStefano,  20,000         48%             3.4375       10/25/97
President/CEO

(1) The Company, as a Small Business Issuer, is not required to include option valuation information as otherwise required in the proxy rules.

OPTION EXERCISES AND VALUES
The following table sets forth, as to the person named in the Summary Compensation Table on Page 6, additional information with respect to shares acquired through the exercise of stock options and the number of shares (and their values) covered by unexercised stock options held at the end of fiscal year 1995. There are no SARs available with these stock options.

                 AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
                        AND FISCAL YEAR-END OPTION VALUES

                                                                    VALUE OF
                                                   NUMBER OF        lN THE-
                                                   UNEXERCISED      MONEY
                                                   OPTIONS          OPTIONS
                                                   AT FY            AT FY
                    SHARES
                    ACQUIRED ON     VALUE          EXERCISABLE/     EXERCISABLE/
NAME                EXERCISE (#)    REALIZED ($)   UNEXERCISABLE    UNEXERCISABLE

James L. DeStefano,                                   11,667/       $68,927
President/CEO          40,000         $272,025 (1)    13,333        $79,998 (2)


(1) Based on the Over-the-Counter Market Bulletin Board closing bid price through November 17, 1994 and, thereafter, on the NASDAQ closing bid price on the exercise dates.

(2)  Based on the NASDAQ closing bid price on March 31, 1995.


PENSION PLANS, LONG TERM INCENTIVE PLANS
AND OPTION/SAR REPRICING
The Company does not have a pension or other defined benefit or actuarial retirement plan for its directors, officers or employees, nor does it have in place any long-term incentive plans. In addition, no action was taken in fiscal year 1995 to lower the exercise price of an option or SAR.

EMPLOYMENT CONTRACTS AND TERMINATION OF
EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS
There is no employment contract between the Company and the person named in the Summary Compensation Table above. The Company also does not have any compensa-tory plan or arrangement, with respect to that person, which results or will result from his resignation, retirement or any other termination of his employ-ment with the Company or any of its subsidiaries, or which will result from a change-in-control of the Company or a change in that person's responsibilities following a change-in-control.

                    AMENDMENT OF CERTIFICATE OF INCORPORATION
                        TO CHANGE THE NAME OF THE COMPANY
                                     PROPOSAL
The Company is proposing to amend its Certificate of Incorporation to change its name to EMCEE Broadcast Products, Inc.

                                    DISCUSSION
The Company's management believes that the name "EMCEE Broadcast Products, Inc." more accurately describes its primary business activity than does its current corporate name. Moreover, since at least 1992, the Company has been doing business under the assumed or fictitious name of, and has become rela-tively well known in its industry as, "EMCEE Broadcast Products". The Company's management has also found, from conducting business overseas, that the word "missiles" in its name has generally been confusing to and negatively receive by both public and private sector customers.

VOTE REQUIRED
Under Delaware law, the affirmative vote of the holders of a majority of the shares of Company Stock present in person or represented by proxy and entitled to vote at the Annual Meeting, a quorum being present, is necessary to approve the proposed amendment. An abstention from voting on a matter by a stockholder present in person or represented by proxy and entitled to vote, or a broker non-vote, has the same legal effect as a vote "Against" the matter.

The Board of Directors recommends that you vote "FOR" the proposed amendment. Unless otherwise directed therein, the proxies solicited hereby will be voted for the proposed amendment to the Certificate of Incorporation.


                     RATIFICATION OF APPOINTMENT OF AUDITORS
The Board of Directors has appointed Kronick Kalada Berdy & Co. as independent auditors to audit the financial statements of the Company for fiscal year 1996.

A representative of Kronick Kalada Berdy & Co. is expected to be present at the Annual Meeting and will be accorded the opportunity to address the stockholders if desired. That representative will also be available to respond to appro-priate questions from stockholders.

Kronick Kalada Berdy & Co. audited the financial statements for fiscal year 1995.

VOTE REQUIRED
Under Delaware law, the affirmative vote of the holders of a majority of the shares of Company Stock present in person or represented by proxy and entitled to vote at the Annual Meeting, a quorum being present, is necessary for the ratification of the appointment of Kronick Kalada Berdy & Co. An abstention from voting on a matter by a stockholder present in person or represented by proxy and entitled to vote, or a broker non-vote, has the same legal effect as a vote "Against" the matter.

The Board of Directors recommends that you vote "FOR" the ratification of the appointment of Kronick& Kalada Berdy & Co. Unless otherwise directed therein, the proxies solicited hereby will be voted for the ratification of the appoint-ment of Kronick Kalada Berdy & Co. In the event the stockholders fail to ratify the appointment, the Board of Directors will reconsider its selection of inde-pendent auditors.


                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Martin D. Cohn, who is the Secretary of the Company, is the President and a stockholder of the law firm of Laputka, Bayless, Ecker & Cohn, P.C. In fiscal year 1995, the Company paid Laputka, Bayless, Ecker & Cohn, P.C. the sum of $62,458 for legal services rendered to the Company.


                        SECTION 16(a) OF THE EXCHANGE ACT
Section 16(a) of the Securities Exchange Act of 1934 requires that directors and certain officers of the Company, and persons who own more than ten percent of Company Stock, file reports of ownership and changes in ownership with the SEC as to shares of Company Stock beneficially owned by them. Based solely on its review of copies of such reports received by it, the Company believes that during fiscal year ended March 31, 1995, all such filing requirements were com-plied with in a timely fashion except as set forth below.

During fiscal year 1995, Miss Chalmers, Ms. Krull, Mr. Nash, Mr. Saul, Mrs. Rogiokos and Mr. Spooner each filed one late Form 4. Each such Form 4 involved one transaction. In addition, Mr. DeStefano, Mr. Harding, Mr. Hassoun and Mr. Teven each filed two late Form 4's during fiscal year 1995. Each such Form 4 involved one transaction.


                            1996 STOCKHOLDER PROPOSALS
Stockholder proposals for the 1996 Annual Meeting of Stockholders must be submitted in writing and received by the Vice President-Corporate Communications at Electronics, Missiles & Communications, Inc. (or EMCEE Broadcast Products, Inc., if the above proposal to change the Company's name is duly approved), P.
O. Box 68, White Haven, PA 18661-0068, no later than March 31, 1996, in order to be eligible for inclusion in the Company's Proxy Statement for the 1996 Annual Meeting.


                                  OTHER BUSINESS
The Board of Directors knows of no other matters which will be brought before the Annual Meeting of Stockholders. If, however, any other matter shall properly come before the Annual Meeting, or any adjournment thereof, the persons named in the proxy will vote thereon in accordance with their discretion and best judgment.

BY ORDER OF THE BOARD OF DIRECTORS




Martin D. Cohn, Secretary



THE COMPANY FILES A FORM 10-KSB REPORT ANNUALLY WITH THE SEC. THE FORM 10-KSB REPORT FOR FISCAL YEAR 1995 IS AVAILABLE WITHOUT CHARGE BY WRITING TO THE COMPANY AT P.O. BOX 68, WHITE HAVEN, PENNSYLVANIA 18661-0068, ATTENTION: VICE PRESIDENT-CORPORATE COMMUNICATIONS.



September 19, 1995


Securities & Exchange Commission
Attn:  Document Control
450 Fifth Street  NW
Washington DC  20549

Dear Reader:

Enclosed you will find four copies (one manually signed) of our Form 10-C filed pursuant to our recent corporate name change. Please be advised that the changing of our corporate name to EMCEE Broadcast Products, Inc. was duly approved by shareholders at an Annual Meeting held August 29, 1995.

The effective date for Delaware s filing and acknowledgement of the amended Certificate of Incorporation is September 13, 1995 (certified copy enclosed). Also enclosed you will find our Notice of Annual Meeting/Proxy Statement dated July 28, 1995.

Also - please be advised that a new CUSIP number has been assigned by the CUSIP Service Bureau to EMCEE Broadcast Products, Inc. effective September 1, 1995 - that number is 268650-10-8.

If you have any questions pursuant to this name change, or desire further documentation, please contact the writer at any time.

Yours truly,
KAY E. KRULL
VP-Corporate Relations

/kek
Enclosures
cc (w/enclosures):
1.The Nasdaq Stock Market                            2.The Nasdaq Stock Market
Nasdaq Regulatory Filings                            Market Data Integrity
1735 K Street NW                                     Attn:  Form 10-C
Washington DC  20006-1500                            80 Merritt Boulevard
                                                     Trumbull CT  06611